November 22, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 14, 2019
           File No. 333-231981

Dear Mr. Arena:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2019 letter.

Form S-1/A filed November 14, 2019

Security Ownership of Certain Beneficial Owners and Management, page 89

1. We reissue comment two. We continue to note that you have now included indirect ownership of holdings. It appears that M. Katsuka Sandoval and Dr. Goarlach are the control persons for Montecito Biosciences. Therefore, each is deemed to beneficially own all of the shares held by Montecito Biosciences, rather than their proportionate ownership. Please revise the beneficial ownership table accordingly. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. See Instruction 5 to Item 403 of Regulation S-K.
 Paul R. Arena
Parallax Health Sciences, Inc.
November 22, 2019
Page 2
Description of Indebtedness, page 93

2. We reissue comment 6. Please reconcile the statement in this section that the note with
       Lender A is currently in default with the disclosure in the risk factors section, which states that the defaults are all in the past. In addition, please file as an exhibit a written description of the oral agreement. See Question 146.04 of the Regulation S-K
       Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Recent Sales of Unregistered Securities, page 99

3.     We partially reissue comment 7. We note your response regarding Rule
701. However,
       we continue to note reliance upon Rule 701 on page 100. Please revise to reconcile with your response letter.
       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNamePaul R. Arena
                                                              Division of
Corporation Finance
Comapany NameParallax Health Sciences, Inc.
                                                              Office of Real
Estate & Construction
November 22, 2019 Page 2
cc:       Peter Hogan
FirstName LastName